           Prospectus Supplement to Prospectus dated August 22, 1997.

                                  $200,000,000
                           CNA FINANCIAL CORPORATION

                       6.60% Notes due December 15, 2008

                             ----------------------

     CNA Financial Corporation will pay interest on the Notes on June 15 and December 15 of each year. The first such payment will be made on June 15, 1999. The Notes will mature on December 15, 2008 and are not redeemable prior to maturity. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     See "Risk Factors" on page S-7 to read about certain factors you should consider before buying Notes.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

     The underwriters have severally proposed to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The underwriters have severally agreed to purchase the Notes from CNA Financial Corporation at 99.321% of their principal amount (or $198,642,000 in aggregate proceeds to CNA Financial Corporation, before deducting expenses payable by CNA Financial Corporation estimated at $300,000), subject to the terms and conditions set forth in the underwriting agreement.

                             ----------------------

     The underwriters are severally underwriting the Notes being offered. The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on December 14, 1998.

GOLDMAN, SACHS & CO.                                             LEHMAN BROTHERS
                             ----------------------
                 Prospectus Supplement dated December 9, 1998.

      In this prospectus supplement, "CNAF" refers to CNA Financial Corporation, the "CNA Companies" refers to CNAF and its subsidiaries, and "Notes" refers to CNAF's 6.60% Notes due December 15, 2008 being offered by this prospectus supplement.

                           FORWARD LOOKING STATEMENTS

      This prospectus supplement and the attached prospectus include a number of statements which relate to anticipated future events (forward-looking statements) rather than actual present conditions or historical events. You can identify forward-looking statements because generally they include words such as "believes", "expects", "intends", "anticipates", "estimates", and similar expressions. Forward-looking statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from the results anticipated by the forward-looking statement. Many of these risks and uncertainties cannot be controlled by the CNA Companies. Some examples of these risks and uncertainties are:

- general economic and business conditions;

- competition;

- changes in financial markets such as fluctuations in interest rates, credit conditions and currency, commodity and stock prices;

- changes in foreign, political, social and economic conditions; and

- regulatory initiatives and compliance with governmental regulations, judicial decisions and rulings.

      See "Risk Factors", beginning on page S-7 of this prospectus supplement, for a discussion of various additional risks which may affect the CNA Companies. Any forward-looking statements made in this prospectus supplement or the attached prospectus are made by the CNA Companies as of the date of this prospectus supplement. The CNA Companies disclaim any obligation to update or revise any forward-looking statement contained in this prospectus supplement or the accompanying prospectus, even if the expectations of the CNA Companies or any related facts or circumstances change.

                                  THE COMPANY

      CNAF is a holding company whose subsidiaries consist primarily of property/casualty and life insurance companies. The CNA Companies collectively are among the largest writers of commercial property/casualty insurance and one of the ten largest insurance organizations in the United States. CNAF had assets of approximately $62.57 billion and stockholders' equity of approximately $8.97 billion as of September 30, 1998. CNAF's common stock is traded on the New York Stock Exchange. As of November 30, 1998, Loews Corporation ("Loews") owned approximately 85% of CNAF's outstanding common stock.

      CNAF was incorporated as a Delaware corporation in 1967. CNAF's principal subsidiaries are Continental Casualty Company ("CCC"), incorporated in 1897, Continental Assurance Company ("CAC"), incorporated in 1911, and The Continental Corporation ("Continental"), which is the holding company of The Continental Insurance Company ("CIC"), incorporated in 1853.

      The principal business of the CNA Companies is insurance. CCC, CIC and each of their property and casualty insurance affiliates generally conduct the property and casualty insurance operations of the CNA Companies. CAC and Valley Forge Life Insurance Company (a wholly owned subsidiary of CAC) generally conduct the life insurance operations of the CNA Companies. The principal market for insurance products offered by the CNA Companies is the United States.

                                USE OF PROCEEDS

      CNAF estimates that its net proceeds from the sale of the Notes will be approximately $198,342,000. This estimate was calculated after deducting the estimated offering expenses payable by CNAF.

      CNAF intends to use the net proceeds from the sale of the Notes, as well as the proceeds from the other parts of the Capital Plan described on page S-7, to enhance the capital of CCC. CNAF will purchase certain assets of CCC and make capital contributions to CCC. CCC intends to use such proceeds for general corporate purposes.

                                 CAPITALIZATION

      The following table sets forth the consolidated capitalization of CNAF as of September 30, 1998 and as adjusted to reflect the sale of the Notes.

      This table should be read in conjunction with CNAF's consolidated financial statements and related notes which are incorporated by reference in this prospectus supplement and the attached prospectus.

                                                                  SEPTEMBER 30, 1998
                                                                ----------------------
                                                                ACTUAL     AS ADJUSTED
                                                                ------     -----------
(In millions of dollars)
Long-term debt (net of unamortized discount):
Variable Debt:
  Credit Facility -- CNAF...................................    $    85      $    85
  Commercial Paper..........................................        650          650
  Credit Facility -- CNA Surety Corporation(a)..............        118          118
Senior Notes:
  8.25%, due April 15, 1999.................................        101          101
  7.25%, due March 1, 2003..................................        147          147
  6.25%, due November 15, 2003..............................        249          249
  6.50%, due April 15, 2005.................................        497          497
  6.75%, due November 15, 2006..............................        248          248
  6.45%, due January 15, 2008...............................        149          149
  8.375%, due August 15, 2012...............................         98           98
  6.95%, due January 15, 2018...............................        148          148
  The Notes.................................................         --          198
  7.25% Debentures, due November 15, 2023...................        247          247
11% Secured Mortgage Notes, due June 1, 2013................        158          158
6.9%-16.29% Secured Capital Leases, due December 31, 2011...         46           46
  Other debt, due 1998 through 2019 (rates of 1% to
    12.71%).................................................         26           26
                                                                -------      -------
    Total long-term debt....................................    $ 2,967      $ 3,165
                                                                -------      -------
Stockholders' Equity:
Preferred Stock, without par value -- non-voting:
  Authorized 12,500,000 shares;
  Money Market Preferred, Series E; 750 shares authorized,
    issued and outstanding;.................................         75           75
  Money Market Preferred, Series F; 750 shares authorized,
    issued and outstanding..................................         75           75
  Common Stock with par value of $2.50 per share -- voting
    stock:
    Authorized 200,000,000 shares; issued 185,525,907
    shares, outstanding 183,704,086 shares..................        464          464
  Additional paid-in capital................................        126          126
  Retained earnings.........................................      7,408        7,408
  Accumulated other comprehensive income....................        892          892
  Treasury stock, at cost...................................        (67)         (67)
                                                                -------      -------
    Total Stockholders' Equity..............................      8,973        8,973
                                                                -------      -------
    Total Capitalization(b).................................    $11,940      $12,138
                                                                =======      =======

---------------
(a) CNA owns approximately 62% of the outstanding shares of CNA Surety Corporation on a fully diluted basis.

(b) Total capitalization does not reflect the proposed offering of preferred stock to Loews or the potential offering of additional securities described in "Ratings of the CNA Companies" under "Risk Factors" on page S-7.

             SELECTED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

      The following table sets forth the selected condensed consolidated financial information of CNAF for the years ended December 31, 1997, December 31, 1996, December 31, 1995, December 31, 1994 and December 31, 1993, and for the nine month periods ended September 30, 1998 and September 30, 1997. This data is based upon and should be read in conjunction with CNAF's condensed consolidated financial statements and related notes which are incorporated by reference in this prospectus supplement and the attached prospectus. The data for the nine months ended September 30, 1998 and 1997 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the interim information. The interim results of operations are not necessarily indicative of the results for a full year.

                                                                                                        NINE MONTHS
                                                              FISCAL YEAR ENDED                            ENDED
                                                                 DECEMBER 31                            SEPTEMBER 30
                                            -----------------------------------------------------    ------------------
                                             1993       1994        1995(A)     1996       1997       1997       1998
                                             ----       ----        -------     ----       ----       ----       ----
                                                    (IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA AND RATIOS)
Results of Operations:
Revenues................................    $11,011    $11,000      $14,700    $16,988    $17,072    $12,684    $12,886
                                            -------    -------      -------    -------    -------    -------    -------
Income (loss) before income tax.........    $    93    $  (134)     $1,042     $ 1,345    $ 1,358        963        589
                                            -------    -------      -------    -------    -------    -------    -------
Net income (loss) excluding net realized
  investment gains/losses...............    $  (252)   $   187      $  463     $   578    $   488    $   383        111
Net realized investment gains
  (losses)..............................        519       (151)        294         387        478    $   304        318
                                            -------    -------      -------    -------    -------    -------    -------
Net income..............................    $   267    $    36      $  757     $   965    $   966    $   687    $   429
                                            =======    =======      =======    =======    =======    =======    =======
Earnings per share:
Net income (loss) excluding net realized
  investment gains (losses).............    $ (1.38)   $  0.98      $ 2.46     $  3.08    $  2.59    $  2.04    $  0.57
Net realized investment gains
  (losses)..............................       2.80      (0.81)       1.59        2.09       2.58       1.64       1.72
                                            -------    -------      -------    -------    -------    -------    -------
Net income..............................    $  1.42    $  0.17      $ 4.05     $  5.17    $  5.17    $  3.68    $  2.29
                                            =======    =======      =======    =======    =======    =======    =======
Ratios:
Earnings to fixed charges(b)............        2.7         (c)        5.6         6.8        6.8        6.4        3.9
Earnings to fixed charges and preferred
  dividends(d)..........................        2.6         (e)        5.4         6.5        6.6        6.2        3.8
Net income, as adjusted to fixed charges
  and preferred dividends(f)............        7.6        1.5         5.8         7.4        7.1        6.9        4.2
Business Segment Data:
Net income (loss) excluding net realized
  investment gains (losses):
Property/casualty -- commercial.........       (242)   $   169         431     $   586    $   200    $   230    $   125
Property/casualty -- personal...........         13        (42)         22          (6)       184         57         54
Property/casualty -- involuntary
  risks.................................        (38)        21           4          (4)       117         98         (4)
Life-individual.........................         10         30          43          66         58         32         34
Life-group..............................         34         57          61          44         42         39        (16)
Interest, other and intercompany
  eliminations..........................        (29)       (48)        (98)       (108)      (113)       (73)       (82)
                                            -------    -------      -------    -------    -------    -------    -------
                                            $  (252)   $   187      $  463     $   578    $   488    $   383    $   111
                                            =======    =======      =======    =======    =======    =======    =======

                                                                                                           AS OF
                                                               AS OF DECEMBER 31                        SEPTEMBER 30
                                              ---------------------------------------------------    ------------------
                                               1993       1994       1995       1996       1997       1997       1998
                                               ----       ----       ----       ----       ----       ----       ----
Balance Sheet Data:
Total assets..............................    $41,912    $44,320    $60,360    $60,455    $61,269     62,489    $62,566
  Debt....................................        915        914     3,026       2,765      2,897      2,871      2,967
  Stockholders' equity....................      5,381      4,546     6,736       7,060      8,309      7,917      8,973
  Book value per share....................      28.22      23.71     35.52       37.27      44.01      41.90      47.63
  Shares outstanding (in millions of
    shares)...............................      185.4      185.4     185.4       185.4      185.4      185.4      183.7

                 See corresponding notes on the following page.

---------------

(a) Includes the results of Continental from May 10, 1995, as a result of a merger consummated on May 10, 1995.

(b) For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest and that portion of operating lease rental expense which is deemed to be an interest factor for such rentals.

(c) Earnings were insufficient to cover fixed charges for the year ended December 31, 1994 by $134 million primarily due to capital losses of $246 million which exceeded operating income of $101 million.

(d) For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest and that portion of operating lease rental expense which is deemed to be an interest factor for such rentals. Fixed charges were increased by the preferred stock dividend amounts that would be required to meet such dividend payments.

(e) Earnings, as adjusted for interest expense and interest element of operating leases, were insufficient to cover fixed charges for the year ended December 31, 1994 by $39 million primarily due to capital losses of $246 million which exceeded operating income of $101 million.

(f) For purposes of computing this ratio, net income has been adjusted to include fixed charges after tax. Fixed charges consist of interest and that portion of operating lease rental expense which is deemed to be an interest factor for such rentals. Fixed charges were increased by the preferred stock dividend amounts that would be required to meet such dividend payments.

                                  RISK FACTORS

                          RATINGS OF THE CNA COMPANIES

      In the past five years, several rating agencies have lowered debt and claims paying ratings of the CNA Companies. The agencies have lowered the ratings based upon a number of factors, including CCC's obligations under a settlement of litigation involving Fibreboard Corporation in 1993 and the merger with Continental in 1995. More recently, rating agencies have expressed concern about the intensity of the competitive environment in the U.S. commercial insurance markets.

      During the fourth quarter of 1998, Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. ("S&P"), informed the CNA Companies that it was considering further lowering CCC's claims paying rating. CNAF, after several discussions with S&P, proposed a $500 million capital enhancement plan (the "Capital Plan"). The Capital Plan includes: (i) this offering, (ii) CNAF selling approximately $200 million of a new issue of cumulative exchangeable preferred stock to Loews and (iii) a potential offering of tax deductible preferred securities. CNAF further committed to S&P that it would close this offering and the issuance of preferred stock to Loews by the end of 1998. The Capital Plan is one of a number of steps, including expense reduction measures, that the CNA Companies intend to take to address the issue of ratings. Based upon this commitment and these efforts, S&P affirmed CCC's rating.

      CNAF and Loews are negotiating the terms of the preferred stock (the "New Preferred") to be issued to Loews. CNAF expects to close the sale of the New Preferred before the end of the year. Although the terms of the New Preferred are not final, and are subject to change, CNAF currently expects that the New Preferred will:

- be exchangeable after five years by CNAF for notes in a principal amount equal to the liquidation value of the exchanged shares, with a maturity date that is the tenth anniversary of the date of issuance of the New Preferred, and bearing market rate interest to make those notes trade at par as determined at the time of issuance by an independent investment banking firm;

- after one year, be callable in whole or in part by CNAF without premium;

- have an aggregate liquidation value of $200 million plus accrued, unpaid dividends;

- accrue dividends at a floating rate equal to 3 month LIBOR plus a market spread to be calculated on the date the New Preferred is first issued, with the dividend rate increasing by 100 basis points after five years; and

- have a dividend rate which will be reset every ten years to (a) 3 month LIBOR plus (b) the then current market spread of a comparable preferred stock, as determined by an investment banker agreed to by CNAF and Loews, plus (c) the 100 basis points added starting in the sixth year plus (d) an additional number of basis points, yet to be negotiated, with such number increasing every ten years by an amount or percentage yet to be negotiated.

      Loews will have the right to require CNAF to redeem, at the original issue price plus accrued, unpaid dividends, some or all of the New Preferred if:

- CCC, directly or indirectly, receives cash proceeds from the sale of its investment in Canary Wharf Holdings Limited ("Canary"). In this case Loews will have the right to require CNAF to make redemptions for the net amount of those cash proceeds; or

- CCC receives cash proceeds from the sale of its investment in the common stock of Global Crossing Ltd. ("GCL") and the sum (the "Total GCL Value") of those net cash proceeds and the value of any remaining GCL common stock for insurance company statutory accounting purposes is more than $500 million. In this case Loews will have the right to require CNAF to make redemptions in the amount by which the Total GCL Value exceeds $500 million.

      CNAF and Loews are discussing another possible redemption event based upon an increase in the carrying value of CCC's investment in Canary for insurance company statutory accounting purposes.

                            COMPETITIVE ENVIRONMENT

      All aspects of the insurance business are highly competitive. The CNA Companies compete with a large number of stock and mutual insurance companies and other entities for both producers and customers, and must continuously allocate resources to refine and improve insurance products and services. The CNA Companies expect that the results of operations will continue to reflect the adverse effects of these continued competitive pressures. Under certain circumstances the effect of competitive pressures, when combined with other factors, could result in a net loss to the CNA Companies.

                            ENVIRONMENTAL POLLUTION
                          AND ASBESTOS-RELATED CLAIMS

      Both the states and the federal government regulate environmental pollution clean-up. There are thousands of potential waste sites subject to clean-up. The Environmental Protection Agency (the "EPA") has identified approximately 1,300 clean-up sites. The EPA continues to add new clean-up sites, but at a slower rate than in past years. State authorities also have identified many sites. However, the total number of waste sites needing clean-up is unknown.

      The insurance industry is involved in extensive litigation regarding coverage issues. Judicial interpretations in many cases have expanded the scope of coverage and liability beyond the original intent of the policies.

      Many policyholders have made claims against various of the CNA Companies for defense costs and indemnification in connection with environmental pollution matters. The CNA Companies and other members of the insurance industry are disputing coverage for many of these claims. Key coverage issues include whether clean-up costs are considered damages under the policies, trigger of coverage, applicability of pollution exclusions and owned property exclusions, the potential for joint and several liability and definition of an occurrence. To date, courts have been inconsistent in their rulings on these issues.

      Environmental regulations are frequently changing at both the federal and state levels. It is unclear what positions the branches of the federal government will take in the future and what legislation, if any, will result. Whether or not there is new legislation, the federal role in environmental clean-up may be substantially reduced in favor of state action.

      Significant changes in the federal statute or the activity of the EPA may cause states to reconsider their environmental clean-up statutes and regulations. At this point the CNA Companies cannot predict what, if any, new regulations might be adopted.

      Because of the inherent uncertainties described above, including the inconsistency of court decisions, the number of waste sites subject to clean-up, and the standards for clean-up and liability, the ultimate liability of the CNA Companies for environmental pollution claims may vary substantially from the amount currently recorded.

      The claim and claim expense reserves, net of reinsurance recoverables, for reported and unreported environmental pollution claims for the CNA Companies were approximately $646 million as of September 30, 1998 and approximately $773 million as of December 31, 1997. None of the reserves relates to accident years after 1988. In 1988 the CNA Companies adopted the Simplified Commercial General Liability coverage form which included an absolute pollution exclusion.

      The CNA Companies have exposure to asbestos claims, including those attributable to CCC's litigation with Fibreboard Corporation. Estimation of asbestos claim reserves involves many of the same uncertainties discussed above for environmental pollution claims such as inconsistency of court decisions, specific policy provisions, allocation of liability among insurers, missing policies and proof of coverage. The claim and claim expense reserves, net of reinsurance recoverables, for reported and unreported asbestos-related claims for the CNA Companies were approximately $1.46 billion as of September 30, 1998 and approximately $1.40 billion as of December 31, 1997.

      In the Fibreboard matter, CCC, another insurer, Fibreboard Corporation and a committee of asbestos claimant attorneys reached a global settlement (the "Global Agreement") at the end of 1993 to resolve all asbestos-related bodily injury claims against Fibreboard Corporation. As a contingency, if the Global Settlement is not approved, CCC, Fibreboard Corporation and the other insurer have resolved all coverage issues in a separate agreement (the "Trilateral Agreement"). Under the Global Agreement, CCC and the other insurer have placed in escrow an aggregate of $1.53 billion which is to be released to a trust fund for a class of all future asbestos claimants. An additional $10 million is to be contributed to the trust fund by Fibreboard Corporation. The Trilateral Agreement provides that if the Global Agreement does not receive final court approval, CCC will pay $1.46 billion (with the other insurer paying an additional $.54 billion) to Fibreboard Corporation in settlement of all present and future claims for insurance for asbestos claims by Fibreboard Corporation. Although court approval of the Global Agreement is pending before the U.S. Supreme Court, court approval of the Trilateral Agreement has become final. As a result, CCC believes that its maximum liability in the Fibreboard matter has been determined. A detailed discussion of CCC's litigation with Fibreboard Corporation regarding asbestos-related bodily injury claims can be found in CNAF's Form 10-Q for the quarterly period ended September 30, 1998.

      Environmental pollution and asbestos claims and claim expenses may continue to affect adversely results of operations of the CNA Companies in future years. Management will continue to monitor these liabilities and make further adjustments as warranted.

      The facts and circumstances regarding environmental pollution and asbestos claims are frequently changing. To reflect these changes, the CNA Companies adjust their reserves for those claims. These adjustments are referred to as development. Increases in reserves are called adverse development. Decreases in reserves are called favorable development. In the nine months ended September 30, 1998, the CNA Companies made adjustments of this type related to environmental pollution claims by increasing its reserves (adverse development) by $58 million. The CNA Companies recorded adverse development for environmental pollution claims of $65 million for 1996 and $226 million for 1995. The CNA Companies had no favorable or adverse development for environmental claims for 1997 or the first nine months of that year. In the nine months ended September 30, 1998, the CNA Companies made adjustments of this type related to asbestos claims by increasing their reserves by $205 million. The CNA Companies recorded adverse development for asbestos claims of $40 million in the first nine months of 1997, $105 million for all of 1997, $51 million for 1996 and $274 million for 1995. These adjustments were offset in 1998 by favorable adjustments of $380 million in other insurance lines, with the largest adjustments in the commercial and specialty coverage lines.

      The following table provides additional data related to environmental pollution and asbestos-related claims reserves of the CNA Companies.

                                             DECEMBER 31, 1997           SEPTEMBER 30, 1998
                                         -------------------------    -------------------------
                                         ENVIRONMENTAL                ENVIRONMENTAL
                                           POLLUTION      ASBESTOS      POLLUTION      ASBESTOS
                                         -------------    --------    -------------    --------
                                                             (IN MILLIONS)
REPORTED CLAIMS:
Gross Reserves.......................        $279          $1,198         $279          $1,308
  Less reinsurance recoverable.......         (36)           (117)         (52)           (101)
                                             ----          ------         ----          ------
  Net reported claims................        $243          $1,081         $227          $1,207
  Net unreported claims..............         530             319          419             248
                                             ----          ------         ----          ------
Net Reserves.........................        $773          $1,400         $646          $1,455
                                             ====          ======         ====          ======

                               TOBACCO LITIGATION

      CNAF's primary property/casualty subsidiaries have been named as defendants as part of a direct action lawsuit, Richard P. Ieyoub v. The American Tobacco Company, et al. (the "Action") filed by the Attorney General for the State of Louisiana, in state court, Calcasieu Parish, Louisiana. In that suit, filed against certain tobacco manufacturers and distributors (the "Tobacco Defendants") and over 100 insurance companies, the State of Louisiana seeks to recover medical expenses allegedly incurred by the State as a result of tobacco-related illnesses.

      The Action was filed on March 13, 1996 against the Tobacco Defendants only. The insurance companies were added to the suit in March 1997 under a direct action statute in Louisiana. Under the direct action statute, the Louisiana Attorney General is pursuing liability claims against the Tobacco Defendants and their insurers in the same suit, even though none of the Tobacco Defendants has made a claim for insurance coverage. The Action subsequently was removed to the United States District Court for the Western District of Louisiana, Lake Charles Division. The District Court's decision is currently on appeal to the United States Fifth Circuit Court of Appeals.

      On November 20, 1998, the Tobacco Defendants and the Attorneys General for 46 states (including Louisiana), the District of Columbia and four territories announced that they had reached an agreement regarding the resolution of their Medicaid reimbursement claims (the "Settlement"). Under the terms of the Settlement, which is subject to court approval in various state courts, the Tobacco Defendants would pay the states up to $206 billion over the next twenty-five years. In exchange, the states would release any claims that they may have against the Tobacco Defendants as well as tobacco distributors, retailers, component part manufacturers and their insurers. None of these latter entities are parties to the Settlement. The Attorney General of Louisiana and the defendants in the Action, including CNAF's primary property/casualty subsidiaries, currently are negotiating procedures for dismissing the Action.

      The Settlement does not preclude the Tobacco Defendants, or other entities named as defendants in the various Medicaid reimbursement lawsuits, from seeking coverage under the insurance policies issued to those defendants. Nor does the Settlement resolve the numerous class action and individual lawsuits filed against the tobacco manufacturers. The CNA Companies are unable to forecast the nature and extent of potential insurance exposure, if any, in connection with tobacco related litigation and therefore are unable to determine whether the impact, if any, of tobacco related claims would be material to them.

                              IMPACT OF YEAR 2000

      The widespread use of computer programs, both in the United States and internationally, that rely on two digit date fields to perform computations and decision-making functions may cause computer systems to malfunction when processing information involving dates after 1999. Such malfunctions could lead to business delays and disruptions. The CNA Companies are in the process of replacing many of their legacy systems and is upgrading their systems to accommodate business for the Year 2000 and beyond. Based upon its current assessment, the CNA Companies estimate that the total cost to replace and upgrade their systems to accommodate Year 2000 processing will be approximately $60 to $70 million. As of September 30, 1998, the Companies have spent approximately $48 million on Year 2000 compliance matters.

      The Company believes that it will be able to resolve the Year 2000 issue in a timely manner. As of December 1, 1998, the CNA Companies have certified internally all of their internal applications and systems as being ready for the Year 2000. However, due to the interdependent nature of computer systems, there may be an adverse impact on the CNA Companies if vendors, insurance agents and other business partners fail to successfully address the Year 2000 issue. To mitigate this impact, the CNA Companies are communicating with their vendors, insurance agents and business partners to coordinate the Year 2000 conversion. A further discussion of the Year 2000 preparations by the CNA Companies can be found in CNAF's Form 10-Q for the quarterly period ended September 30, 1998.

      In addition, CNAF's property/casualty insurance affiliates may have underwriting exposure from Year 2000 claims under insurance policies issued by them. Although the CNA Companies have not received any claims for coverage from its policyholders for Year 2000 related losses, it is possible that policyholders will suffer losses of this type and seek coverage under policies issued by the CNA Companies. If any claims are made, coverage, if any, will depend upon the facts and circumstances of the claim and the provisions of the policy. The range of potential insurance exposure created by the Year 2000 problem is sufficiently broad that it is impossible to estimate accurately the extent to which various types of policies issued by the CNA Companies may afford coverage for loss or claims. Because the CNA Companies do not have any current Year 2000 claims experience, they are unable to forecast the nature and range of losses, the availability of coverage for the losses, or the likelihood of significant claims. As a result, the CNA Companies are unable to determine whether the adverse impact, if any, of Year 2000 claims, would be material to them.

                           HOLDING COMPANY STRUCTURE

EFFECT ON PRIORITY.

      CNAF is a holding company which derives its operating income and operating cash flow from its subsidiaries. CNAF relies upon distributions from its subsidiaries as well as returns on its cash and invested assets to generate the funds necessary to meet its obligations, including its payment of principal and interest on its debt (such as the Notes) and dividends on its capital stock. The ability of CNAF's subsidiaries to make such payments is subject to many factors, including applicable state laws and any restrictions that may be contained in credit agreements or other financing arrangements entered into by such subsidiaries. Creditors of CNAF's subsidiaries will generally have priority as to the assets of such subsidiaries over the claims of CNAF and the holders of CNAF's indebtedness, including the Notes, and capital stock.

REGULATORY LIMITATIONS ON DIVIDENDS.

      The insurance industry is subject to comprehensive and detailed regulation and supervision throughout the United States. Each state has established supervisory agencies with broad administrative power to license insurers and agents, approve policy forms, establish reserve requirements, fix minimum interest rates for accumulation of surrender values and maximum interest rates of policy loans, prescribe the form and content of statutory financial reports, limit the payment of dividends by insurance subsidiaries and regulate solvency and the type and amount of investments permitted. Regulatory powers also extend to premium rate regulations which require that rates not be excessive, inadequate or unfairly discriminatory. In addition to regulations discussed above, intercompany transfers of assets may require prior notice to or approval by various insurance regulatory bodies, depending upon the size of such transfers and payments in relation to the financial position of the insurance affiliates making the transfer.

      The payment of dividends to CNAF by its insurance affiliates without prior approval of the affiliates' domiciliary state insurance commissioners is limited to amounts determined by formula in accordance with the accounting practices prescribed or permitted by the states' insurance departments. This formula varies by state. The formula for the majority of the states is the greater of 10% of the prior year statutory surplus or the prior year statutory net income, less the aggregate of all dividends paid during the twelve months prior to the date of payment. Some states, however, have an additional stipulation that dividends cannot exceed the prior year's earned surplus. Based upon the various state formulas, approximately $677 million in dividends can be paid to CNAF by its insurance affiliates in 1998 without prior approval. For the nine month period ended September 30, 1998 CNAF received dividends in the amount of $410 million. All dividends must be reported to the domiciliary insurance department prior to declaration and payment.

RISK BASED CAPITAL.

      In addition to regulation of dividends by insurance subsidiaries, the National Association of Insurance Commissioners ("NAIC") developed industry minimum Risk-Based Capital ("RBC") requirements, established a formal state accreditation process designed to regulate for solvency more closely, minimized the diversity of approved statutory accounting and actuarial practices and increased the annual statutory statement disclosure requirements.

      The RBC formula is designed to identify an insurer's minimum capital requirements based upon the inherent risks (e.g., asset default, credit and underwriting) of its operations. In addition to the minimum capital requirements, the RBC formula and related regulations identify various levels of capital adequacy and corresponding actions that the state insurance departments may initiate. The level of capital adequacy below which insurance departments may take action is defined as the Company Action Level. As of September 30, 1998, all of CNAF's property/casualty and life insurance affiliates have adjusted capital amounts in excess of Company Action Levels.

      It is possible that, in the future, additional regulations may be adopted which will restrict further the ability of CNAF's subsidiaries to pay dividends. Any new regulations might prevent CNAF from using the assets of its subsidiaries to pay principal or interest on its debt (including the Notes) or dividends on its capital stock.

                            DESCRIPTION OF THE NOTES

      The following description of the Notes supplements the more general description of "Senior Debt Securities" and "Offered Securities" that appears in the accompanying prospectus. If there are any inconsistencies between this section and the prospectus, you should rely upon the information in this section. Capitalized terms which are used in this section, but not otherwise defined, have the meanings given to them in the prospectus or the Indenture described below.

                                    GENERAL

      CNAF is issuing the Notes pursuant to an Indenture dated March 1, 1991 between CNAF and The First National Bank of Chicago, which was supplemented by a supplemental indenture dated as of October 15, 1993. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued and provides that Debt Securities may be issued from time to time in one or more series. The aggregate principal amount of the Notes is $200 million, subject to the Indenture.

                                    MATURITY

      The Notes will mature on December 15, 2008 and are not redeemable prior to maturity. The Notes are not subject to any sinking fund provision. CNAF may buy Notes in the open market or otherwise, but it makes no assurance as to the existence or liquidity of any trading market for the Notes.

                                    INTEREST

      The Notes will bear interest at an annual rate of 6.60%, with interest accruing from December 14, 1998. Interest on the Notes is payable on each June 15 and December 15. The first interest payment date is June 15, 1999. Interest will be payable to the registered holders of the Notes at the close of business on June 1 and December 1, as the case may be, prior to the payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment is payable on a day other than a Business Day, then interest will be payable on the next Business Day (and without any interest or other payment becoming due because of that delay).

                                    PRIORITY

      The Notes represent unsecured and unsubordinated debt of CNAF and will rank equally with CNAF's other unsecured and unsubordinated indebtedness. However, because CNAF is a holding company, the Note holders have no direct claims against CNAF's subsidiaries. See "Risk Factors -- Holding Company Structure". As of September 30, 1998, CNAF had approximately $2.029 billion of senior indebtedness outstanding, none of which was secured. In addition, CNAF's subsidiaries had approximately $691 million of indebtedness outstanding.

                      BOOK-ENTRY SYSTEM, DELIVERY AND FORM

      CNAF will issue the Notes in registered form only, without interest coupons attached. The Notes will be represented by one or more Global Securities registered in the name of The Depository Trust Company ("DTC"), as Depositary, or its nominee (collectively referred to as the "Depositary"). No Global Security may be transferred except as a whole by the Depositary to a successor or a different nominee.

      Except as otherwise provided in this section, owners of beneficial interests in a Global Security representing Notes will not be entitled to receive physical delivery of certificated Notes and will not be considered the holders of the Notes for any purpose under the Indenture. The laws of some states require that certain purchasers of securities take physical delivery of the actual securities. These limits and laws may impair the ability of certain purchasers to own, pledge or transfer beneficial interests in a Global Security.

      CNAF will issue certificated Notes in exchange for Global Securities representing the Notes only if (i) the Depositary notifies CNAF that it is unwilling or unable to continue as Depositary for the Global Securities and CNAF does not appoint a successor Depositary within 90 days or (ii) CNAF, in its sole discretion, determines that the Global Securities shall be exchangeable for certificated Notes. Upon such exchange, the certificated Notes will be registered in the names of the owners of beneficial interests in the Global Security representing the Notes, as provided by the Depositary's relevant participants to the Trustee.

      The following is based on information furnished by DTC:

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes to participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the Nasdaq-Amex Market Group, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

      Purchases of Notes under DTC's system must be made by or through Direct Participants, which will receive credit for such Notes on DTC's records. The ownership interest of each actual purchaser of each Note represented by a Global Security (a "beneficial owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the Global Securities representing the Notes will be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, all Global Securities representing the Notes which are deposited with, or on behalf of, DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Global Securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Securities representing the Notes; the DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      CNAF will make payments of principal of and interest on Global Securities to the Depositary. DTC and the Direct and Indirect Participants will be solely responsible for ensuring that beneficial owners of Notes receive the appropriate proportionate amount of all such payments based upon the principal amount of Notes which they beneficially own. After payment to DTC, none of CNAF, the Trustee, the Paying Agent or the Security Registrar will have any responsibility for ensuring appropriate payment to beneficial owners.

      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the Registered Global Securities representing the Notes. Under its usual procedure, DTC mails an omnibus proxy to CNAF as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

      DTC management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community (the

"Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

      However, DTC's ability to perform its services properly is also dependent upon other parties, including but not limited to issuers and their agents, as well as DTC's Direct and Indirect Participants and third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

      According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

                        SAME DAY SETTLEMENT AND PAYMENT

      The Underwriters will make settlement for the Notes in immediately available funds. CNAF will make all payments of principal and interest in immediately available funds. The Notes will trade in the Depositary's settlement system until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds.

                                  UNDERWRITING

      CNAF and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement and a pricing agreement with respect to the Notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of Notes indicated in the following table.

                        Underwriters                            Principal Amount of Notes
                        ------------                            -------------------------
Goldman, Sachs & Co.........................................          $160,000,000
Lehman Brothers Inc. .......................................            40,000,000
                                                                      ------------
     Total..................................................          $200,000,000
                                                                      ============

                             ----------------------

      The Underwriters propose to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. In connection with the sale of the Notes, the Underwriters may be deemed to have received compensation from CNAF in the form of underwriting discounts.

      The Notes are a new issue of securities with no established trading market. CNAF has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the existence or liquidity of any trading market for the Notes.

      In connection with this offering, the Underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater principal amount of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

      The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because Goldman, Sachs & Co., acting on behalf of the Underwriters, has repurchased Notes sold by or for the account of such Underwriter in a stabilizing or short covering transaction.

      These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

      CNAF estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

      CNAF has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

      The legality of the Notes will be passed upon for CNAF by Jonathan D. Kantor, Senior Vice President, Secretary and General Counsel of CNAF and by Sonnenschein Nath & Rosenthal, Chicago, Illinois and for the Underwriters by Brown & Wood LLP, New York, New York.

                                    EXPERTS

      The consolidated financial statements and the related consolidated financial statement schedules, incorporated by reference in this prospectus supplement and the accompanying prospectus from CNAF's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

                                 $1,000,000,000

                           CNA FINANCIAL CORPORATION
                                DEBT SECURITIES

     CNA Financial Corporation (the "Company") may offer from time to time its debt securities consisting of debentures, notes and/or other evidences of senior unsecured indebtedness (the "Senior Debt Securities"), subordinated unsecured debt securities ("Subordinated Debt Securities," and together with the Senior Debt Securities, the "Debt Securities"), or shares of preferred stock ("Preferred Stock," and together with the Debt Securities, the "Securities"). The Debt Securities and shares of Preferred Stock may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement"). The Debt Securities may be offered in one or more series with the same or various maturities, at par or with an original issue discount and may be denominated either in U.S. dollars or foreign currencies, including the European Currency Units ("ECU"). The Securities will be sold directly, through agents designated from time to time or through one or more underwriters or dealers, or a group of underwriters, see "Plan of Distribution."

     Certain terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities"), such as (i) in the case of the Debt Securities, the specific designation, currency in which the debt Securities are denominated, aggregate principal amount, denominations, maturity (which may be fixed or extendible), interest rate or rates (which may be fixed or variable), if any, and time of payment of interest, if any, terms for redemption at the option of the Company or the holder, terms for exchange at the option of the Company or the holder into common stock of the Company, terms for sinking or purchase fund payment, and the application, if any, of restrictive covenants or events of default that are in addition to or different from those described herein, (ii) in the case of the Preferred Stock, the specific title, number of shares or fractional interests therein, any dividend, liquidation, redemption, exchange, voting and other rights, preferences and privileges, and (iii) in the case of any Security, the public offering price, the names of any underwriters or agents, the amounts to be purchased by underwriters and the compensation of such underwriters or agents, and the other terms in connection with the offering and sale of the Offered Securities, in each case, will be set forth in the accompanying Prospectus Supplement. See "Description of Securities." The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to Offered Securities covered by the Prospectus Supplement. All or a portion of the Securities may be issued in permanent or temporary global form (each a "Global Security").

     The Debt Securities will be effectively subordinated to all existing and future obligations of the Company's subsidiaries, including claims of policyholders of the Company's insurance subsidiaries. The Company's subsidiaries had approximately $791.1 million aggregate principal amount of total indebtedness for borrowed money outstanding as of June 30, 1997. In addition, as of June 30, 1997, approximately $1,724.4 million aggregate principal amount of existing indebtedness for borrowed money of the Company would rank pari passu with the Senior Debt Securities and senior to the Subordinated Debt Securities. As of June 30, 1997, the Company had $247.1 million in aggregate principal amount of existing indebtedness for borrowed money that would rank pari passu with the Subordinated Debt Securities.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATIONS TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
                            ------------------------

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                            ------------------------

                The date of this Prospectus is August 22, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the public reference facilities maintained by the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or from the Commission's worldwide web site at http://www.sec.gov. Documents filed by the Company can also be inspected at the offices of the New York Stock Exchange, Inc. (the "New York Stock Exchange"), 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Securities offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (file no. 1-5823) are incorporated in this Prospectus by reference and hereby made a part hereof:

          1. The Company's Current Reports on Form 8-K dated August 5, 1997;

          2. The Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended; and

          3. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997.

     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Securities, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (except for exhibits that are specifically incorporated by reference herein). Requests for such copies should be directed to the Company's principal executive offices located at CNA Plaza, 43S, Chicago, Illinois 60685, Attention: Secretary (telephone (312) 822-5000).
                            ------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT IN CONNECTION

WITH THE OFFER CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  THE COMPANY

     CNA Financial Corporation ("CNA") was incorporated in 1967 as the parent company of Continental Casualty Company ("CCC"), incorporated in 1897, and Continental Assurance Company ("CAC"), incorporated in 1911. In 1975, CAC became a wholly-owned subsidiary of CCC. On May 10, 1995, CNA acquired all the outstanding common stock of The Continental Corporation ("Continental") and it became a wholly-owned subsidiary of CNA. The Continental Corporation, a New York corporation incorporated in 1968, is an insurance holding company. Its principal subsidiary, The Continental Insurance Company ("CIC") was organized in 1853. The principal business of Continental is the ownership of a group of property and casualty insurance companies.

     CNA's property and casualty insurance operations are conducted by CCC and its property and casualty insurance affiliates and CIC and its property and casualty insurance affiliates. Life insurance operations are conducted by CAC and its life insurance affiliates. CNA's principal business is insurance conducted through its insurance subsidiaries. As multiple-line insurers, the insurance companies underwrite property, casualty, life and accident and health coverages, as well as pension products and annuities. Their principal market for insurance products is the United States.

                                USE OF PROCEEDS

     Unless otherwise specified in the accompanying Prospectus Supplement, a portion of the net proceeds will be used to pay down borrowings outstanding under the Company's revolving credit facility and/or commercial paper program. The revolving credit facility matures in May 2001, and bears interest at the rate of LIBOR plus .25% (5.89% as of July 31, 1997). The remaining proceeds will be added to the Company's general funds and used for general corporate purposes, which may include, but are not limited to, prepayment of other debt, and capital contributions to the Company's subsidiaries to strengthen such subsidiaries' continuing operations.

                     DESCRIPTION OF SENIOR DEBT SECURITIES

     The Senior Debt Securities will be issued under an Indenture, dated March 1, 1991, between the Company and The First National Bank of Chicago, a national banking association, as trustee (referred to herein under the caption "Description of Senior Debt Securities" as the "Trustee"), as supplemented by a supplemental indenture, dated as of October 15, 1993 (as so supplemented, the "Senior Indenture"), copies of which are incorporated by reference as or filed as exhibits to the Registration Statement. The Company believes that the following summary of certain provisions of the Senior Indenture is a complete discussion of all material terms necessary to understand the Senior Indenture. Capitalized terms not otherwise defined under the heading "Description of Senior Debt Securities" have the meaning given to them in the Senior Indenture. As used in this section "Description of Senior Debt Securities," unless the context indicates otherwise, the term "Company" means CNA Financial Corporation and does not include any of its subsidiaries.

GENERAL

     The Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. As of June 30, 1997, approximately $1,724.4 million aggregate principal amount of indebtedness for borrowed money of the Company would rank pari passu with the Senior Debt Securities. The Senior Indenture does not limit the amount of debt, either secured or unsecured, that may be issued by the Company under the Senior Indenture or otherwise. The Senior Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Senior Debt Securities sold at an original issue discount may bear no interest or interest at a rate that is below market rates.

     Because the Company is a holding company, the right of the Company, and hence the rights of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is accordingly subject to prior claims of creditors of the subsidiary and (in the case of an insurance subsidiary) its policyholders, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. The subsidiaries are separate and distinct legal entities and have no obligations, contingent or otherwise, to pay any amounts due pursuant to the Senior Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends or the making of loans and advances to the Company by its subsidiaries may be subject to statutory restrictions, are contingent upon the earnings of those subsidiaries and are subject to insurance regulations and various business considerations.

     Reference is made to the Prospectus Supplement for the following terms of the offered Senior Debt Securities (to the extent such terms are applicable to such Senior Debt Securities): (i) the title of such Senior Debt Securities or the particular series thereof; (ii) any limit on the aggregate principal amount of such Senior Debt Securities; (iii) whether such Senior Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of such Senior Debt Securities are to be issuable initially in temporary global form and whether any of such Senior Debt Securities are to be issuable in permanent global form; (iv) the price or prices (generally expressed as a percentage of the aggregate principal amount thereof) at which such Senior Debt Securities will be issued; (v) the date or dates on which such Senior Debt Securities will mature; (vi) the rate or rates per annum, or the formula by which such rate or rates shall be determined, at which such Senior Debt Securities will bear interest, if any, the dates from which any such interest will accrue and the circumstances, if any, under which such interest rate or interest rate formula may be reset at the option of the Company; (vii) the Interest Payment Dates on which any such interest on such Senior Debt Securities will be payable, the Regular Record Date for any interest payable on such Senior Debt Securities that are Registered Securities on any Interest Payment Date, and the extent to which, or the manner in which any interest payable on a Global Security on an Interest Payment Date will be paid if other than in the manner described below under "Global Securities;" (viii) the person to whom any Registered Security of such series will be payable, if other than the person in whose name such Senior Debt Security (or one or more predecessor Senior Debt Securities) is registered at the close of business on the Regular Record Date for such interest, and the manner in which, or the person to whom, any interest on any Bearer Security of such series will be payable, if otherwise than upon presentation and surrender of the coupons thereto; (ix) if other than the principal amount of such Senior Debt Securities, the portion of the principal amount of such Senior Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any mandatory or optional sinking fund or analogous provisions; (xi) each office or agency where, subject to the terms of the Senior Indenture as described below under "Payments and Paying Agents," the principal of and any interest on such Senior Debt Securities will be payable and each office or agency where, subject to the terms of the Senior Indenture as described below under "Denominations, Registration and Transfer," such Senior Debt Securities may be presented for registration of transfer or exchange; (xii) the date, if any, after which and the price or prices at which such Senior Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (xiii) the denominations in which such Senior Debt Securities which are Registered Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof, and the denomination in which such Senior Debt Securities which are Bearer Securities will be issuable, if other than denominations of U.S. $5,000; (xiv) the currency or currencies of payment of principal of and any premium and interest on such Senior Debt Securities; (xv) any index used to determine the amount of payments of principal of and any interest on such Senior Debt Securities; (xvi) the application, if any, of any restrictive covenants or events of default that are in addition to or different from those described herein; (xvii) the form of such Senior Debt Security; and (xviii) any other terms and provisions of such Senior Debt Securities not inconsistent with the terms and provisions of the Senior Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to such Senior Debt Securities. Senior Debt Securities of any series may be issued in one or more tranches as described in the applicable Prospectus Supplement.

     If the purchase price of any of the offered Senior Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of and any premium and interest on any series of Senior Debt Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Senior Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION AND TRANSFER

     The Senior Debt Securities will be issuable as Registered Securities, Bearer Securities or both. Senior Debt Securities may be issuable in the form of one or more Global Securities, as described below under "Global Securities." Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with coupons attached. A Global Security will be issued in a denomination equal to the aggregate principal amount of outstanding Senior Debt Securities represented by such Global Security. The Prospectus Supplement relating to Senior Debt Securities denominated in a foreign or composite currency will specify the denominations thereof.

     In connection with its original issuance, no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Security") and a Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Senior Indenture, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined below under "Limitations on Issuance of Bearer Securities"), or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution (as defined in Treasury Regulation Section 1.165-12(c)(1)(v)) that is purchasing for its own account or for the account of a customer and which agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder. See "Global Securities" and "Limitations on Issuance of Bearer Securities" below.

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Senior Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the holder upon request confirmed in writing, and subject to the terms of the Senior Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default attached) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest attached and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Senior Indenture. Except as provided in an applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities.

     Senior Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the security registrar designated by the Company or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Senior Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Senior Indenture. Such transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as the security registrar under the Senior Indenture. If a Prospectus Supplement refers to any transfer agent (in addition to the security registrar) initially designated by the Company with respect to any series of Senior Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Senior Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Senior Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the security registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Senior Debt Securities.

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Senior Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Senior Debt Securities of that series selected to be redeemed and ending at the close of business on (a) if Senior Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption, and (b) if Senior Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Senior Debt Securities of that series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.

PAYMENTS AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any interest on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the payee entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment.

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Bearer Securities will be payable (subject to applicable laws and regulations) at the offices of such Paying Agent or Paying Agents outside the United States as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check or by wire transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by wire transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation to the Company or its Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of and any interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and the Company has delivered to the Trustee an opinion of counsel to that effect.

     Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Senior Debt Securities which are issuable solely as Registered Securities. Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by the Company for the Senior Debt Securities will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Senior Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Senior Debt Securities of a series are issuable as Bearer Securities, the

Company will be required to maintain (i) a Paying Agent in each Place of Payment for such series in the United States for payments with respect to any Registered Securities of such series (and for payments with respect to Bearer Securities of such series in the circumstances described above, but not otherwise), (ii) a Paying Agent in each Place of Payment located outside the United States where Senior Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Senior Debt Securities of such series are listed on The International Stock Exchange, London or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg City or any other required city located outside the United States, as the case may be, for Senior Debt Securities of such series, and (iii) a Paying Agent in each Place of Payment located outside the United States where (subject to applicable laws and regulations) Registered Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company may be served.

     All monies paid by the Company to a Paying Agent for the payment of principal of and any interest on any Senior Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and thereafter the holder of such Senior Debt Security or any coupon appertaining thereto will look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Senior Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Senior Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Senior Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Senior Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Senior Debt Securities or by the Company if such Senior Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to interests of Participants) and records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Debt Securities represented by such Global Security for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Senior Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Senior Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Securities Indenture.

     Payments of principal of and any premium and any interest on individual Senior Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Senior Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Senior Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Senior Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for a series of Senior Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Senior Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Senior Debt Securities as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

     If a Depository for a series of Senior Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Senior Debt Securities of such series in exchange for the Global Security representing such series of Senior Debt Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Senior Debt Securities, determine not to have any Senior Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Senior Debt Securities of such series in exchange for the Global Security or Securities representing such series of Senior Debt Securities. Individual Senior Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     In compliance with United States federal tax laws and regulations, Bearer Securities may not be offered, sold, resold or delivered in connection with their original issuance in the United States or to United States persons (each as defined below) other than to a Qualifying Branch of a United States Financial Institution (as defined below), and any underwriters, agents and dealers participating in the offering of Senior Debt Securities must agree that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons (other than a Qualifying Branch of a United States Financial Institution) nor deliver Bearer Securities within the United States. In addition, any such underwriters, agents and dealers must agree to send confirmations to each purchaser of a Bearer Security confirming that such purchaser represents that it is not a United States person or is a Qualifying Branch of a United States Financial Institution and, if such person is a dealer, that it will send similar confirmations to purchasers from it. The term "Qualifying Foreign Branch of a United States Financial Institution" means a branch located outside the United States of a United States securities clearing organization, bank or other financial institution listed under Treasury Regulation Section 1.165-12(c)(1)(v) that agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the regulations thereunder.

     Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." Under Sections 165(j) and 1287(a) of the Code, holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

     The term "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, an estate or, for taxable years beginning before January 1, 1997, a trust the income of which is subject to United States federal income taxation regardless of its source or, for taxable years beginning after December 31, 1996, a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, and the term "United States" means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (including the Commonwealth of Puerto Rico).

DEFEASANCE

     The Senior Indenture provides that the Company will be discharged from any and all obligations in respect of the Senior Debt Securities of any series (except for certain obligations to register the transfer or exchange of Senior Debt Securities of such series, to replace stolen, lost or mutilated Senior Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee for such series of Senior Debt Securities in trust of money and/or U.S. Government Obligations (as defined below) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest, if any, on the Senior Debt Securities of such series on the maturity of such payments in accordance with the terms of the Senior Indenture and the Senior Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to such Trustee an Opinion of Counsel (who may be counsel for the Company) to the effect that (i) holders of the Senior Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) the Senior Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit, defeasance and discharge.

     The Senior Indenture provides that, if applicable, the Company may omit to comply with any additional restrictive covenants imposed on the Company in connection with the establishment of any series of Senior Debt Securities and that clause (d) under "Events of Default" with respect to such restrictive covenants and clause (e) under "Events of Default" shall not be deemed to be an Event of Default under the Senior Indenture and the Senior Debt Securities of any series, upon the deposit with the Trustee under the Senior Indenture, in trust of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, and each installment of interest, if any, on the Senior Debt Securities of such series on the maturity of such payments in accordance with the terms of the Senior Indenture and the Senior Debt Securities of such series. The obligations of the Company under the Senior Indenture and Senior Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Events of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be counsel for the Company) to the effect that (i) the holders of the Senior Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, and (ii) the Senior Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit and defeasance.

     In the event the Company exercises its option to omit compliance with certain covenants of the Senior Indenture with respect to the Senior Debt Securities of any series as described above and the Senior Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in clauses (d) or (e) under "Events of Default," the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Senior

Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Senior Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

     The term "U.S. Government Obligation" means direct noncallable obligations of, or noncallable obligations guaranteed by, the United States or an agency thereof for the payment of which guarantee or obligation, the full faith and credit of the United States is pledged.

MODIFICATION OF THE SENIOR INDENTURE

     The Senior Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority of the principal amount of the Senior Debt Securities of each series then outstanding, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Senior Indenture or modifying the rights of the holders of the Senior Debt Securities of such series, except that no such supplemental indenture may, among other things, (i) extend the final maturity of any Senior Debt Securities, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, impair the right to institute suit for payment thereof or reduce any amount payable upon any redemption thereof without the consent of the holder of the Senior Debt Security so affected, or (ii) reduce the aforesaid percentage of Senior Debt Securities, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all outstanding Senior Debt Securities. The Board of Directors of the Company does not have the power to waive any of the covenants of the Senior Indenture including those relating to consolidation, merger or sale of assets.

EVENTS OF DEFAULT

     An Event of Default with respect to any series of Senior Debt Securities is defined in the Senior Indenture as being: (a) default by the Company for 30 days in the payment of any installment of interest on the Senior Debt Securities of such series; (b) default by the Company in the payment of any principal on the Senior Debt Securities of such series; (c) default by the Company in the payment of any sinking fund installment with respect to such series of Senior Debt Securities; (d) default by the Company in the performance of any of the agreements in the Indenture contained therein for the benefit of the Senior Debt Securities of such series which shall not have been remedied within a period of 60 days after receipt of written notice by the Company from the Trustee for such series of Senior Debt Securities or by the Company and such Trustee from the holders of not less than 25% in principal amount of the Senior Debt Securities of such series then outstanding; (e) with respect to any series of Senior Debt Securities (unless otherwise specified in the accompanying Prospectus Supplement), the acceleration, or failure to pay at maturity, of any indebtedness for money borrowed of the Company exceeding $20,000,000 in principal amount, which acceleration is not rescinded or annulled or indebtedness paid within 15 days after the date on which written notice thereof shall have first been given to the Company as provided in the Senior Indenture;
(f) certain events of bankruptcy, insolvency or reorganization of the Company; or (g) any other Event of Default established in accordance with the Senior Indenture with respect to any series of Senior Debt Securities. No Event of Default (other than an Event of Default under clause (f)) described above with respect to a particular series of Senior Debt Securities necessarily constitutes an Event of Default with respect to any other series of Senior Debt Securities.

     The Senior Indenture provides that if an Event of Default with respect to any series of Senior Debt Securities shall have occurred and be continuing, either the Trustee with respect to the Senior Debt Securities of that series or the holders of at least 25% in aggregate principal amount of Senior Debt Securities of that series then outstanding may declare the principal amount (or, if the Senior Debt Securities of that series were sold at an original issue discount, such portion of the principal amount as may be specified in the terms of that series) of all the Senior Debt Securities of that series and interest, if any, accrued thereon to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on Senior Debt Securities of that series) may be waived by the holders of a majority in principal amount of the Senior Debt Securities of that series then outstanding.

     The Senior Indenture contains a provision entitling the Trustee with respect to any series of Senior Debt Securities, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Senior Debt Securities of such series before proceeding to exercise any right or power under the Senior Indenture at the request of the holders of such Senior Debt Securities. The Senior Indenture also provides that the holders of a majority in principal amount of the outstanding Senior Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series of Senior Debt Securities, or exercising any trust or power conferred on such Trustee, with respect to the Senior Debt Securities of such series. The Senior Indenture contains a covenant that the Company will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists.

     No holder of any Senior Debt Security of any series will have any right to institute any proceeding with respect to the Senior Indenture or for any remedy thereunder, unless such holder shall have previously given the Trustee for such series of Senior Debt Securities written notice of an Event of Default with respect to Senior Debt Securities of that series and unless also the holders of at least 25% in aggregate principal amount of the outstanding Senior Debt Securities of that series shall have made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and such Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Senior Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, any right of a holder of any Senior Debt Security to receive payment of the principal of and any interest on such Senior Debt Security on or after the due dates expressed in such Senior Debt Security and to institute suit for the enforcement of any such payment on or after such dates shall not be impaired or affected without the consent of such holder.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company covenants that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any Person, unless (i) either the Company shall be the continuing corporation, or the successor corporation or the Person which acquires by sale or conveyance substantially all of the assets of the Company (if other than the Company) shall be a corporation organized under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of and interest on all the Senior Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Senior Indenture to be performed or observed by the Company, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, and (ii) the Company or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenants or condition.

     Other than the covenants described above, or as set forth in any accompanying Prospectus Supplement, the Senior Indenture and the Senior Debt Securities do not contain any covenants or other provisions designed to afford holders of the Senior Debt Securities protection in the event of a takeover, recapitalization or highly leveraged transaction involving the Company.

NO PERSONAL LIABILITY

     No past, present or future director, officer, employee or stockholder, as such, of the Company or any successor thereof shall have any liability for any obligations of the Company under the Senior Debt Securities or the Senior Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debt Securities by accepting such Senior Debt Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Senior Debt Securities.

THE TRUSTEE

     The Trustee in its individual or any other capacity may become the owner or pledgee of Senior Debt Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not the Trustee provided it complies with the terms of the Senior Indenture.

                  DESCRIPTION OF SUBORDINATED DEBT SECURITIES

     The Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Indenture"), between the Company and The First National Bank of Chicago, a national banking association, as trustee (referred to herein under "Description of Subordinated Debt Securities" as the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement. The Company believes that the following summary of certain provisions of the Subordinated Indenture is a complete discussion of all material terms necessary to understand the Subordinated Indenture. Capitalized terms not otherwise defined under the heading "Description of Subordinated Debt Securities" have the meaning given to them in the Indenture. As used in this section "Description of Subordinated Debt Securities," unless the context indicates otherwise, the term "Company" means CNA Financial Corporation and does not include any of its subsidiaries.

GENERAL

     The Subordinated Debt Securities will rank equally with all other unsecured and subordinated indebtedness for borrowed money of the Company. As of June 30, 1997, approximately $1,724.4 million aggregate principal amount of indebtedness for borrowed money of the Company would rank senior to the Subordinated Debt Securities. As of June 30, 1997, the Company had $247.1 million in aggregate principal amount of existing indebtedness for borrowed money that would rank pari passu with the Subordinated Debt Securities. The Subordinated Indenture does not limit the amount of debt, either secured or unsecured, that may be issued by the Company which would be senior to the Subordinated Debt Securities or that may be issued under the Subordinated Indenture or otherwise. The Subordinated Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Subordinated Debt Securities sold at an original issue discount may bear no interest or interest at a rate that is below market rates.

     Because the Company is a holding company, the right of the Company, and hence the rights of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is accordingly subject to prior claims of creditors of the subsidiary and (in the case of an insurance subsidiary) its policyholders, except to the extent that claims of the Company itself as a creditor of the subsidiary may be reorganized. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Subordinated Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends or the making of loans and advances to the Company by its subsidiaries may be subject to statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to insurance regulation and various business considerations.

     Reference is made to the Prospectus Supplement for the following terms of the offered Subordinated Debt Securities (to the extent such terms are applicable to such Subordinated Debt Securities): (i) the title of such Subordinated Debt Securities or the particular series thereof; (ii) any limit on the aggregate principal amount of such Subordinated Debt Securities; (iii) whether such Subordinated Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of such Subordinated Debt Securities are to be issuable initially in temporary global form and whether any of such Subordinated Debt Securities are to be issuable in permanent global form; (iv) the price or prices (generally expressed as a percentage of the aggregate principal amount thereof) at which such Subordinated Debt Securities will be issued; (v) the date or dates on which such Subordinated Debt Securities will mature; (vi) the rate or rates per annum, or the formula by which such rate or rates shall be determined, at which such Subordinated Debt Securities will bear interest, if any, the date from which any such interest will accrue and the circumstances, if any, under which such interest rate or interest rate formula may be reset at the option of the Company;

(vii) the Interest Payment Dates on which any such interest on such Subordinated Debt Securities will be payable, the Regular Record Date for any interest payable on such Subordinated Debt Securities that are Registered Securities on any Interest Payment Date, and the extent to which, or the manner in which any interest payable on a Global Security on an Interest Payment Date will be paid if other than in the manner described below under "Global Securities;" (viii) the person to whom any Registered Security of such series will be payable, if other than the person in whose name such Subordinated Debt Security (or one or more predecessor Subordinated Debt Securities) is registered at the close of business on the Regular Record Date of such interest, and the manner in which, or the person to whom, any interest on any Bearer Security of such series will be payable, if otherwise than upon presentation and surrender of the coupons thereto; (ix) if other than the principal amount of such Subordinated Debt Securities, the portion of the principal amount of such Subordinated Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any mandatory or optional sinking fund or analogous provisions; (xi) each office or agency where, subject to the terms of the Subordinated Indenture as described below under "Payments and Paying Agents," the principal of and any interest on such Subordinated Debt Securities will be payable and each office or agency where, subject to the terms of the Subordinated Indenture as described below under "Denominations, Registration and Transfer," such Subordinated Debt Securities may be presented for registration of transfer or exchange; (xii) the date, if any, after which and the price or prices at which such Subordinated Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption provisions; (xiii) the denominations in which such Subordinated Debt Securities which are Registered Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof, and the denomination in which such Subordinated Debt Securities which are Bearer Securities will be issuable, if other than denominations of U.S. $5,000; (xiv) the currency or currencies of payment of principal of and any premium and interest on such Subordinated Debt Securities; (xv) any index used to determine the amount of payments of principal of and any interest on such Subordinated Debt Securities; (xvi) the application, if any, of any restrictive covenants or events of default that are in addition to or different from those described herein; (xvii) the form of such Subordinated Debt Security; and (xviii) any other terms and provisions of such Subordinated Debt Securities not inconsistent with the terms and provisions of the Subordinated Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to such Subordinated Debt Securities. Subordinated Debt Securities of any series may be issued in one or more tranches as described in the applicable Prospectus Supplement.

     If the purchase price of any of the offered Subordinated Debt Securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of and any premium and interest on any series of Subordinated Debt Securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Subordinated Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

SUBORDINATION

     Indebtedness evidenced by the Subordinated Debt Securities will be subordinated in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all existing and future Senior Indebtedness of the Company. Senior Indebtedness is defined in the Subordinated Indenture as the principal of and interest on (including any interest that accrues after or would have accrued but for the filing of a petition initiating any proceeding pursuant to any Bankruptcy Law, regardless of whether such interest is allowed or permitted to the holder of such Debt against the bankruptcy or any other insolvency estate of the Company in such proceeding) and other amounts due on or in connection with any Debt incurred, assumed or guaranteed by the Company, whether outstanding on the date of the Subordinated Indenture or thereafter incurred, assumed or guaranteed, and all renewals, extensions and refundings of any such Debt. Amounts outstanding under any Senior Debt Securities will be included in Senior Indebtedness. Excluded from the definition of Senior Indebtedness are the following: (a) any Debt which expressly provides (i) that such Debt shall not be senior in right of payment to the Subordinated Debt Securities, or (ii) that such Debt shall be subordinated to any other Debt of the Company, unless such Debt expressly provides that such Debt shall be senior in right of payment to the Subordinated Debt Securities; and (b) any Debt of the Company in respect of the Subordinated Debt Securities.

     By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of assets, (i) the holders of Subordinated Debt Securities will be required to pay over their share of such distribution to the holders of Senior Indebtedness until such Senior Indebtedness is paid in full; and (ii) creditors of the Company who are not holders of Subordinated Debt Securities or holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Subordinated Debt Securities.

     In the event that the Subordinated Debt Securities are declared due and payable prior to their Stated Maturity by reason of the occurrence of an Event of Default, then the Company is obligated to notify promptly holders of Senior Indebtedness of such acceleration. The Company may not pay the Subordinated Debt Securities until 179 days have passed after such acceleration occurs and may thereafter pay the Subordinated Debt Securities if the terms of the Subordinated Indenture otherwise permit payment at that time.

     No payment of the principal, issue price plus accrued original issue discount (if any), redemption price, interest, if any, or any other amount payable with respect to any Subordinated Debt Security may be made, nor may the Company acquire any Subordinated Debt Securities except as set forth in the Subordinated Indenture, if any default with respect to Senior Indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and either such default is the subject of judicial proceedings or the Company receives notice of the default, unless (a) 179 days pass after notice of the default is given and such default is not then the subject of judicial proceedings or the default with respect to the Senior Indebtedness is cured or waived and (b) the terms of the Subordinated Indenture otherwise permit the payment or acquisition of the Subordinated Debt Securities at that time.

DENOMINATIONS, REGISTRATION AND TRANSFER

     The Subordinated Debt Securities will be issuable as Registered Securities, Bearer Securities or both. Subordinated Debt Securities may be issuable in the form of one or more Global Securities, as described below under "Global Securities." Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in denominations of $5,000 with coupons attached. A Global Security will be issued in a denomination equal to the aggregate principal amount of outstanding Subordinated Debt Securities represented by such Global Security. The Prospectus Supplement relating to Subordinated Debt Securities denominated in a foreign or composite currency will specify the denominations thereof.

     In connection with its original issuance, no Bearer Security shall be mailed or otherwise delivered to any location in the United States (as defined below under "Limitations on Issuance of Bearer Security") and a Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in the form required by the Subordinated Indenture, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined below under "Limitations on Issuance of Bearer Securities"), or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution (as defined in Treasury Regulation Section 1.165-12(c)(1)(v)) that is purchasing for its own account or for the account of a customer and which agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code, and the regulations thereunder. See "Global Securities" and "Limitations on Issuance of Bearer Securities" below.

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Subordinated Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities, at the option of the holder upon request confirmed in writing, and subject to the terms of the Subordinated Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default attached) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any Bearer Security surrendered in exchange for a Registered Security between a record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest attached and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Subordinated Indenture. Except as provided in an applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities.

     Subordinated Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the security registrar designated by the Company or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Subordinated Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Subordinated Indenture. Such transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has initially appointed the Trustee as the security registrar under the Subordinated Indenture. If a Prospectus Supplement refers to any transfer agent (in addition to the security registrar) initially designated by the Company with respect to any series of Subordinated Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Subordinated Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Subordinated Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the security registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Subordinated Debt Securities.

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Subordinated Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Subordinated Debt Securities of that series selected to be redeemed and ending at the close of business on (a) if Subordinated Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption, and (b) if Subordinated Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Subordinated Debt Securities of that series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption.

PAYMENTS AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any interest on Registered Securities (other than a Global Security) will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the payee entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Record Date for such interest payment.

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Bearer Securities will be payable (subject to applicable laws and regulations) at the offices of such Paying Agent or Paying Agents outside the United States as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check or by wire transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by wire transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation to the Company or its Paying Agents within the United States. Notwithstanding the foregoing, payment of principal of and any interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and the Company has delivered to the Trustee and opinion of counsel to that effect.

     Unless otherwise indicated in an applicable Prospectus Supplement, the principal office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Subordinated Debt Securities which are issuable solely as Registered Securities. Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by the Company for the Subordinated Debt Securities will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Subordinated Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Subordinated Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in each Place of Payment for such series in the United States for payments with respect to any Registered Securities of such series (and for payments with respect to Bearer Securities of such series in the circumstances described above, but not otherwise), (ii) a Paying Agent in each Place of Payment located outside the United States where Subordinated Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Subordinated Debt Securities of such series are listed on The International Stock Exchange, London or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg City or any other required city located outside the United States, as the case may be, for Subordinated Debt Securities of such series, and (iii) a Paying Agent in each Place of Payment located outside the United States where (subject to applicable laws and regulations) Registered Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company may be served.

     All monies paid by the Company to a Paying Agent for the payment of principal of and any interest on any Subordinated Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company and thereafter the holder of such Subordinated Debt Security or any coupon appertaining thereto will look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Subordinated Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Subordinated Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Subordinated Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Subordinated Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Subordinated Debt Securities or by the Company if such Subordinated Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interest through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depository or its nominee (with respect to interests of Participants) and records of Participants (with respect to interests of person who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Subordinated Debt Securities represented by such Global Security for all purposes under the Subordinated Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Subordinated Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Subordinated Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Subordinated Indenture.

     Payments of principal of and any premium and any interest on individual Subordinated Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Subordinated Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Subordinated Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in Global Security for such Subordinated Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for a series of Subordinated Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Subordinated Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Subordinated Debt Securities as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

     If a Depository for a series of Subordinated Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Subordinated Debt Securities of such series in exchange for the Global Security representing such series of Subordinated Debt Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Subordinated Debt Securities, determine not to have any Subordinated Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Subordinated Debt Securities of such series in exchange for the Global Security or Securities representing such series of

Subordinated Debt Securities. Individual Subordinated Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

     In compliance with United States federal tax laws and regulations, Bearer Securities may not be offered, sold, resold or delivered in connection with their original issuance in the United States or to United States persons (each as defined below) other than to a Qualifying Branch of a United States Financial Institution (as defined below), and any underwriters, agents and dealers participating in the offering of Subordinated Debt Securities must agree that they will not offer any Bearer Securities for sale or resale in the United States or to United States persons (other than a Qualifying Branch of a United States Financial Institution) nor deliver Bearer Securities within the United States. In addition, any such underwriters, agents and dealers must agree to send confirmations to each purchaser of a Bearer Security confirming that such purchaser represents that it is not a United States person or is a Qualifying Branch of a United States Financial Institution and, if such person is a dealer, that it will send similar confirmations to purchasers from it. The term "Qualifying Foreign Branch of a United States Financial Institution" means a branch located outside the United States of a United States securities clearing organization, bank or other financial institution listed under Treasury Regulation Section 1.165-12(c)(1)(v) that agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the regulations thereunder.

     Bearer Securities and any coupons appertaining thereto will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." Under Sections 165(j) and 1287(a) of the Code, holders that are United States persons, with certain exceptions, will not be entitled to deduct any loss on Bearer Securities and must treat as ordinary income any gain realized on the sale or other disposition (including the receipt of principal) of Bearer Securities.

     The term "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, an estate or, for taxable years beginning before January 1, 1997, a trust the income of which is subject to United States federal income taxation regardless of its source or, for taxable years beginning after December 31, 1996, a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust, and the term "United States" means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (including the Commonwealth of Puerto Rico).

DEFEASANCE

     The Subordinated Indenture provides that the Company will be discharged from any and all obligations in respect of the Subordinated Debt Securities of any series (except for certain obligations to register the transfer or exchange of Subordinated Debt Securities of such series, to replace stolen, lost or mutilated Subordinated Debt Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the Trustee for such series of Subordinated Debt Securities in trust of money and/or U.S. Government Obligations (as defined below) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and each installment of interest, if any, on the Subordinated Debt Securities of such series on the maturity of such payments in accordance with the terms of the Indenture and the Subordinated Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to such Trustee an Opinion of Counsel (who may be counsel for the Company) of the effect that (i) holders of the Subordinated Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would has been the case if such deposit, defeasance and discharge had not occurred, and
(ii) the Subordinated Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit, defeasance and discharge.

     The Subordinated Indenture provides that, if applicable, the Company may omit to comply with any additional restrictive covenants imposed on the Company in connection with the establishment of any series of Subordinated Debt Securities and that clause (d) under "Events of Default" with respect to such restrictive covenants and clause (e) under "Events of Default" shall not be deemed to be an Event of Default under the Subordinated Indenture and the Subordinated Debt Securities of any series, upon the deposit with the Trustee under the Subordinated Indenture, in trust of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, and each installment of interest, if any, on the Subordinated Debt Securities of such series on the maturity of such payments in accordance with the terms of the Subordinated Indenture and the Subordinated Debt Securities of such series. The obligations of the Company under the Subordinated Indenture and the Subordinated Debt Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Events of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be counsel for the Company) to the effect that (i) the holders of the Subordinated Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred, and (ii) the Subordinated Debt Securities of such series, if then listed on The New York Stock Exchange, will not be delisted as a result of such deposit and defeasance.

     In the event the Company exercises its option to omit compliance with certain covenants of the Subordinated Indenture with respect to the Subordinated Debt Securities of any series as described above and the Subordinated Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than an Event of Default described in clauses (d) or (e) under "Events of Default," the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Subordinated Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

     The term "U.S. Government Obligation" means direct noncallable obligations of, or noncallable obligations guaranteed by, the United States or an agency thereof for the payment of which guarantee or obligation, the full faith and credit of the United States is pledged.

MODIFICATION OF THE SUBORDINATED INDENTURE

     The Subordinated Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority of the principal amount of the Subordinated Debt Securities of each series then outstanding, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Subordinated Indenture or modifying the rights of the holders of the Subordinated Debt Securities of such series, except that no such supplemental indenture may, among other things, (i) extend the final maturity of any Subordinated Debt Securities, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, impair the right to institute suit for payment thereof or reduce any amount payable upon any redemption thereof without the consent of the holder of the Subordinated Debt Security so affected, or (ii) reduce the aforesaid percentage of Subordinated Debt Securities, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all outstanding Subordinated Debt Securities. The Board of Directors of the Company does not have the power to waive any of the covenants of the Subordinated Indenture including those relating to consolidation, merger or sale of assets.

EVENTS OF DEFAULT

     An Event of Default with respect to any series of Subordinated Debt Securities is defined in the Subordinated Indenture as being: (a) default by the Company for 30 days in the payment of any installment of interest on the Subordinated Debt Securities of such series; (b) default by the Company in the payment of any principal on the Subordinated Debt Securities of such series; (c) default by the Company in the payment of any sinking fund installment with respect to such series of Subordinated Debt Securities; (d) default by the Company in the performance of any of the agreements in the Subordinated Indenture contained therein for the benefit of the Debt Securities of such series which shall not have been remedied within a period of 60 days after receipt of written notice by the Company from the Trustee for such series of Subordinated Debt Securities or by the Company and such Trustee from the holders of not less than 25% in principal amount of the Subordinated Debt Securities of such series then outstanding; (e) with respect to any series of Subordinated Debt Securities (unless otherwise specified in the accompanying Prospectus Supplement), the acceleration, or failure to pay at maturity, of any indebtedness for money borrowed of the Company exceeding $20,000,000 in principal amount, which acceleration is not rescinded or annulled or indebtedness paid within 15 days after the date on which written notice thereof shall have first been given to the Company as provided in the Subordinated Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company; or (g) any other Event of Default established in accordance with the Subordinated Indenture with respect to any series of Subordinated Debt Securities. No Event of Default (other than an Event of Default under clause
(f)) described above with respect to a particular series of Subordinated Debt Securities necessarily constitutes an Event of Default with respect to any other series of Subordinated Debt Securities.

     The Subordinated Indenture provides that if an Event of Default with respect to any series of Subordinated Debt Securities shall have occurred and be continuing, either the Trustee with respect to the Subordinated Debt Securities of that series or the holders of at least 25% in aggregate principal amount of Subordinated Debt Securities of that series then outstanding may declare the principal amount (or, if the Subordinated Debt Securities of that series were sold at an original issue discount, such portion of the principal amount as may be specified in the terms of that series) of all the Subordinated Debt Securities of that series and interest, if any, accrued thereon to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on Subordinated Debt Securities of that series) may be waived by the holders of a majority in principal amount of the Subordinated Debt Securities of that series then outstanding.

     The Subordinated Indenture contains a provision entitling the Trustee with respect to any series of Subordinated Debt Securities, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Subordinated Debt Securities of such series before proceeding to exercise any right or power under the Subordinated Indenture at the request of the holders of such Subordinated Debt Securities. The Subordinated Indenture also provides that the holders of a majority in principal amount of the outstanding Subordinated Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series of Subordinated Debt Securities, or exercising any trust or power conferred on such Trustee, with respect to the Subordinated Debt Securities of such series. The Subordinated Indenture contains a covenant that the Company will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists.

     No holder of any Subordinated Debt Security of any series will have any right to institute any proceeding with respect to the Subordinated Indenture or for any remedy thereunder, unless such holder shall have previously given the Trustee for such series of Subordinated Debt Securities written notice of an Event of Default with respect to Subordinated Debt Securities of that series and unless also the holders of at least 25% in aggregate principal amount of the outstanding Subordinated Debt Securities of that series shall have made written request, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and such Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Subordinated Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, any right of a holder of any Subordinated Debt Security to receive payment of the principal of and any interest on such Subordinated

Debt Security on or after the due dates expressed in such Subordinated Debt Security and to institute suit for the enforcement of any such payment on or after such dates shall not be impaired or affected without the consent of such holder.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company covenants that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any Person, unless (i) either the Company shall be the continuing corporation, or the successor corporation or the Person which acquires by sale or conveyance substantially all of the assets of the Company (if other than the Company) shall be a corporation organized under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of and interest on all the Subordinated Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Subordinated Indenture to be performed or observed by the Company, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, and (ii) the Company or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenants or condition.

     Other than the covenants described above, or as set forth in any accompanying Prospectus Supplement, the Subordinated Indenture and the Subordinated Debt Securities do not contain any covenants or other provisions designed to afford holders of the Subordinated Debt Securities protection in the event of a takeover, recapitalization or highly leveraged transaction involving the Company.

NO PERSONAL LIABILITY

     No past, present or future director, officer, employee or stockholder, as such, of the Company or any successor thereof shall have any liability for any obligations of the Company under the Subordinated Debt Securities or the Subordinated Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debt Securities by accepting such Subordinated Debt Security waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Debt Securities.

THE TRUSTEE

     The Trustee in its individual or any other capacity may become the owner or pledgee of Subordinated Debt Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not the Trustee provided it complies with the terms of the Subordinated Indenture.

                         DESCRIPTION OF PREFERRED STOCK

     The Company is authorized to issue up to 12,500,000 shares of Preferred Stock, without par value, in one or more series. All shares of Preferred Stock, irrespective of series, constitute one and the same class. The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock. Certain terms of any series of Preferred Stock offered by the Prospectus Supplement will be described in the Prospectus Supplement relating to such series of Preferred Stock. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The Company has outstanding 750 shares each of Money Market Cumulative Preferred(TM) Stock, Series E and Series F with a liquidation preference of $100,000 per share.

GENERAL

     The Board of Directors is authorized to establish and designate series and to fix the number of shares and the relative rights, preferences and limitations of the respective series of Preferred Stock including: (1) the designation and number of shares comprising such series, which may be increased or decreased from time to time by the Board of Directors; (2) the dividend rate or rates on the shares of such series and the relation which such dividends bear to the dividends payable on any other class or classes or of any other series of capital stock, the terms and conditions upon which and the periods in respect of which dividends shall be payable, whether and upon what conditions such dividends shall be cumulative and, if cumulative the dates from which dividends shall accumulate; (3) whether the shares of such series shall be redeemable, the limitations and restrictions with respect to such redemption, the time or times when, the price or prices at which and the manner in which such shares shall be redeemable, including the manner of selecting shares of such series for redemption if less than all shares are to be redeemed;
(4) the rights to which the holders of shares of such series shall be entitled, and the preferences, if any, over any other series (or of any other series over such series), upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, which rights may vary depending on whether such liquidation, dissolution, distribution or winding-up is voluntary or involuntary, and, if voluntary, may vary at different dates; (5) whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, whether and upon what conditions such purchase, retirement or sinking fund shall be cumulative or noncumulative, the extent to which and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof; (6) whether the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of capital stock of the Company, and, if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of such conversion or exchange; (7) the voting powers, full and/or limited, if any, of the shares of such series; and whether and under what conditions the shares of such series (alone or together with the shares of one or more other series having similar provisions) shall be entitled to vote separately as a single class, for the election of one or more additional directors of the Company in case of dividend arrearages or other specified events, or upon other matters; (8) whether the issuance of any additional shares of such series, or of any shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and (9) any other preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series, as the Board of Directors may deem advisable. Unless otherwise specifically set forth in the Prospectus Supplement relating to a series of Preferred Stock, all shares of Preferred Stock shall be equal rank, preference and priority as to dividends; when the stated dividends are not paid in full, the shares of all series of the Preferred Stock shall share ratably in any payment thereof; and upon liquidation, dissolution or winding up, if assets are insufficient to pay in full all Preferred Stock, then such assets shall be distributed among the holders ratably.

     Because the Company is a holding company, the right of the Company, and hence the rights of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise is accordingly subject to prior claims of creditors of the subsidiary and (in the case of an insurance subsidiary) its policyholders, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay dividends on the Preferred Stock or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends or the making of loans and advances to the Company by its subsidiaries may be subject to statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to insurance regulation and various business considerations.

     The description of certain provisions of the Preferred Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Restated Certificate of Incorporation and the Certificate of Designations that relates to a particular series of Preferred Stock which will be filed with the Commission at or prior to the time of the sale of the related Preferred Stock.

DIVIDEND RIGHTS

     Except as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock, the holders of Preferred Stock shall be entitled to receive, but only when and as declared by the Board of Directors out of funds legally available for that purpose, cash dividends at the rates and on the dates set forth in the

Prospectus Supplement relating to a particular series of Preferred Stock. Such rate may be fixed or variable. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends payable on the Preferred Stock for any period less than a full dividend period (being the period between such dividend payment dates) will be computed on the bases of the actual number of days elapsed over a 360 day year and for a period of a full dividend period, will be computed on the basis of a 360 day year consisting of twelve 30 day months. Except as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock, such dividends shall be payable from, and shall be cumulative from, the date of original issue of each share, so that if in any dividend period dividends at the rate or rates as described in the Prospectus Supplement relating to such series of Preferred Stock shall not have been declared and paid or set apart for payment on all outstanding shares of Preferred Stock for such dividend period and all preceding dividend periods from and after the first day from which dividends are cumulative, then the aggregate deficiency shall be declared and fully paid or set apart for payment, but without interest, before any dividends shall be declared or paid or set apart for payment on the Common Stock by the Company. After payment in full of all dividend arrearages on the Preferred Stock, dividends on the Common Stock may be declared and paid out of funds legally available for that purpose as the Board of Directors may determine.

REDEMPTION

     The Company will have such rights, if any, to redeem shares of Preferred Stock, and the holders of Preferred Stock will have such rights, if any, to cause the Company to redeem shares of Preferred Stock, as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock.

CONVERSION OR EXCHANGE

     The holders of Preferred Stock will have such rights, if any, to convert such shares into or to exchange such shares for, shares of any other class or classes, or of any other series of any class, of the capital stock of the Company and/or other property or cash, as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock.

VOTING RIGHTS

     The holders of Preferred Stock will have such voting rights, if any, as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock. Unless and except to the extent required by law or provided by the Board of Directors, holders of Preferred Stock shall have no voting power with respect to any matter. In no event shall the Preferred Stock be entitled to more than one vote per share in respect of each share of stock.

     The holders of the outstanding shares of a series of Preferred Stock shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the Restated Certificate of Incorporation if the amendment would increase or decrease the aggregate number of authorized shares of such series of Preferred Stock, increase or decrease the par value of the shares of such series of Preferred Stock, or alter or change the powers, preferences, or special rights of the shares of such series of Preferred Stock so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences, or special rights of one or more series of Preferred Stock so as to affect them adversely, but shall not so affect the entire series, then only the shares of the series so affected by the amendment shall be considered a separate series for purposes of this paragraph. The number of authorized shares of any such series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote irrespective of the previous two sentences, if so provided in the Restated Certificate of Incorporation, in any amendment thereto which created such series of Preferred Stock or which was adopted prior to the issuance of any shares of any such series of Preferred Stock, or in any amendment thereto which was authorized by a resolution or resolutions adopted by the affirmative vote of the holders of a majority of such series of Preferred Stock. This paragraph reflects legal requirements under current Delaware law and is subject to any amendments to such law.

     The foregoing voting provisions will not apply if, in connection with the matters specified, provision is made for the redemption or retirement of all outstanding Preferred Stock.

LIQUIDATION RIGHTS

     Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Preferred Stock will have such preferences and priorities, if any, with respect to distribution of the assets of the Company or the proceeds thereof as may be set forth in the Prospectus Supplement relating to a series of Preferred Stock.

MISCELLANEOUS

     The transfer agent, dividend disbursing agent and registrar for the Preferred Stock issued in connection with the Prospectus will be as set forth in the Prospectus Supplement. The holder of Preferred Stock, including any Preferred Stock issued in connection with this Prospectus, will not have any preemptive rights to purchase or subscribe for any shares of any class or other securities of any type of the Company. When issued, the Preferred Stock will be fully paid and nonassessable. The Certificate of Designations setting forth the provisions of each series of Preferred Stock will become effective after the date of this Prospectus but on or before issuance of the related series of Preferred Stock.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities: (i) through underwriters or dealers; (ii) through agents; (iii) directly to one or more purchasers; or (iv) through a combination of any such method of sale. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Offered Securities and the proceeds to the Company from such sale, any underwriter discounts and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers and any securities exchanges on which such Offered Securities may be listed.

     If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers, or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     There is currently no market for the Securities. If the Securities are traded after the initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform the Company that it intended to make a market in the Securities, such underwriter would not be obligated to do so, and any such market making could be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the Securities. Unless otherwise indicated in the applicable Prospectus Supplement, the Company does not intend to apply for listing of the Securities on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system.

                                 LEGAL MATTERS

     The validity of the issuance of the Securities and certain other legal matters in connection with the securities offered hereby will be passed upon for the Company by Donald M. Lowry, Senior Vice President, Secretary and General Counsel of the Company and by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedules incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which have been incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given on their authority as experts in accounting and auditing.

================================================================================

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or to buy only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
                             ----------------------
                               TABLE OF CONTENTS

                                          Page
                                          ----
Prospectus Supplement
Forward Looking Statements..............   S-2
The Company.............................   S-2
Use of Proceeds.........................   S-3
Capitalization..........................   S-4
Selected Condensed Consolidated
  Financial Information.................   S-5
Risk Factors............................   S-7
Description of the Notes................  S-12
Underwriting............................  S-16
Legal Matters...........................  S-17
Experts.................................  S-17
Prospectus
Available Information...................     2
Incorporation of Certain Documents by
  Reference.............................     2
The Company.............................     4
Use of Proceeds.........................     4
Description of Senior Debt Securities...     4
Description of Subordinated Debt
  Securities............................    13
Description of Preferred Stock..........    22
Plan of Distribution....................    25
Legal Matters...........................    26
Experts.................................    26


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                                  $200,000,000
                                 CNA FINANCIAL
                                  CORPORATION
                                  6.60% Notes
                             due December 15, 2008

                             ----------------------
                             PROSPECTUS SUPPLEMENT

                             ----------------------

                              GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS


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